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                                November 27, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE: OMM, INC.
         Form 8-A
         Filed October 3, 2000
         File No. 000-31681

Ladies and Gentlemen:

     This letter is filed in reference to the Registration Statement on Form 8-A of OMM, Inc., a Delaware corporation, (File No. 000-31681), which was filed on October 3, 2000 (the "Form 8-A").

     OMM, Inc. hereby requests the consent of the Securities and Exchange Commission to withdraw, without prejudice, its Form 8-A, filed pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended. It appears that the Form 8-A will become automatically effective prior to the effectiveness of the related Form S-1 (File No. 333-45940). Therefore, OMM, Inc. intends to refile the Form 8-A at a later date, closer to the anticipated effective date of the related Form S-1. Accordingly, the Company respectfully requests that the Commission include an order withdrawing the Registration Statement in the files for the Registration Statement.

     Please forward copies of this order to the undersigned at 9410 Carroll Park Drive, San Diego, CA 92121, and to Bruce M. McNamara, counsel to the Company, at Wilson Sonsini Goodrich & Rosati, 950 Page Mill Road, Palo Alto, CA 94304.

     If you have any questions or require further information, please contact the undersigned at (858) 362-2800.

                                   Sincerely,

                                   /s/ Philip Chapman
                                   ----------------------------------------
                                   Philip Chapman
                                   Chief Financial Officer, OMM, Inc.